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June 6, 2016	DIRECT DIAL 216.696.2691 | christopher.hewitt@tuckerellis.com

VIA EMAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:   Gas Natural Inc.

        Preliminary Proxy on Schedule 14A

        Filed by The Committee to Re-Energize Gas Natural on May 25, 2016

        File No. 001-34586

Dear Ms. Ransom:

On behalf of The Committee to Re-energize Gas Natural (the “Committee”), we are supplementally responding to the Staff’s comment letter dated June 3, 2016, regarding the Committee’s above-referenced Preliminary Proxy Materials on Schedule 14A. For your convenience, the Staff’s comments are repeated in italics below and the Committee’s response to the comment follows. Unless otherwise indicated, the page references below are to the attached copy of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule 14A.

General

1.      We note a letter dated as recent as April 16, 2016 that appears to have been sent to shareholders of the company by Mr. Osborne where he makes several statements about the state of the company and its officers and directors. It appears that these materials could constitute soliciting materials used prior to the furnishing of definitive proxy materials, in which case they must be filed no later than the date the materials are first sent or given to shareholders. Refer to Rule 14a-12(b). Please file this communication as additional soliciting materials, or advise us as to why you believe such communication is not required to be filed pursuant to Rule 14a-12. Please be advised that filing any delinquent additional soliciting materials will not cure the apparent violation of Rule 14a-12. As a related matter, you should avoid issuing statements in your solicitation materials that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct without factual foundation and the statements in this letter should be revised this accordingly. Please refer to Rule 14a-9 and revise accordingly.

RESPONSE:

The Committee supplementally advises the Staff that the issue of whether Mr. Osborne’s letters to Gas Natural’s shareholders are required to be filed under Rule 14a-12 has been the subject of litigation between Gas Natural and Mr. Osborne. Based upon the guidance of the Sixth Circuit Court of Appeals, the Committee believes Mr. Osborne’s April 15, 2016 letter to Gas Natural’s shareholders does not constitute a solicitation under Rule 14a-1(l). See Gas Natural v. Osborne, 624 Fed.Appx. 944 (2015), a copy of which is submitted to you under separate cover.

Securities and Exchange Commission <June 6, 2016> Page 2

As with that prior litigation, the Committee believes the letter clearly does not fall under the first or second prongs of the definition of “solicitation” under Rule 14a-1(l) as the letter does not request a proxy or that shareholders execute or not execute or revoke a proxy. In fact, there is no mention of a proxy at all and the only reference to a meeting is to the 2015 meeting which was held almost nine months earlier. Thus, the Committee believes the analysis lies under the third prong of Rule 14a-1(l) where the Sixth Circuit notes that “the subjective intent of the person furnishing the communication is dispositive...” and that “[t]he question in every case is whether the challenged communication, seen in the totality of circumstances, is ‘reasonably calculated’ to influence” a shareholder’s decision to provide, revoke, or withhold a proxy. Id. citing Long Island Lighting, 779 F.2d at 796; Joslyn, SEC Release No. 50588, 83 SEC Docket 3127, 2004 WL 2387455, at *11 (Oct. 26, 2004). Mr. Osborne did not intend to solicit proxies with this letter.

The most that can be said about this letter is that it criticizes management, and, as noted by the Sixth Circuit, “the SEC has stated that ‘it is clear ... that shareholders doing nothing more than exchanging opinions about the management’s performance would not be a solicitation.’” Id. citing Regulation of Communications Among Shareholders, 57 Fed.Reg. 48,276, 48,279 n. 29 (Oct. 22, 1992). While the conditions under which the communication is distributed is also relevant, at the time this letter was sent, there was no existing proxy contest and the shareholders had no decision as to whether to send in a proxy or not. Under these circumstances, “material not on its face soliciting material…is unlikely to constitute soliciting material.” Id. citing Broker–Dealer Participation in Proxy Solicitations, 29 Fed.Reg. 341, 342 (Jan. 15, 1964).

Finally, the timing of the letter so far from the 2015 annual meeting and prior to any announcement by the Company of the 2016 annual meeting, together with the fact that the letter does not solicit proxies, is evidence that the letter is not soliciting material. Id. citing Brown v. Chi., Rock Island & Pac. R.R. Co., 328 F.2d 122, 125 (7th Cir.1964) (holding that the challenged advertisement was not a solicitation in part because no shareholder meeting had been called and no proxies were solicited).

In short, in contrast to the letters the subject of the litigation between Gas Natural and Mr. Osborne, where the court found they were soliciting material but found that Mr. Osborne had properly relied on the Rule 14a-2(b)(1) exemption, based on the guidance of the Sixth Circuit, the Committee believes the April 15, 2016 letter is not solicitation material and need not be filed under Rule 14a-12.

The Committee acknowledges it now has an obligation to file any pre-commencement soliciting material under Rule 14a-12, as it did when it filed its press release that was issued on June 1, 2016.

By contrast, Gas Natural’s press release issued on June 2, 2016, is clearly proxy soliciting material given its content to attack the Committee’s platform and Mr. Osborne personally and its timing after both the Committee and Gas Natural filed their preliminary proxy materials.

Securities and Exchange Commission <June 6, 2016> Page 3

2.	Please revise to state whether or not your participants have any of the interests described in Items 5(b)(1)(viii) and (xii) of Schedule 14A.

RESPONSE

We have revised the disclosure on page 13 of the Schedule 14A in response to the Staff’s comment.

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please provide support for the following:

•	Your statement that by shifting to a national call center instead of continuing to have sales representatives in the field has “led to a decline in revenue separate and apart from any general industry factors…” (page 5)

•	Your statement that “with no explanation to the shareholders regarding the underlying business reason or strategy, Gas Natural is selling assets,” when the company appears to provide a rationale in its most recent annual report on Form 10-K. (page 6)

•	Your statements that the Company has “Struggled with its Debt” and that the bridge loans secured by the Company “provide for above market interest rates…” (page 7)

•	Your statement that “[t]he Board Has Practiced Questionable Corporate Governance” in the discussion of the Board’s amendment to the Company’s Code of Regulations, considering this appears to be the standard under the Ohio General Corporation Law (page 7)

•	Your statement that the employment agreements with executive officers of the Company “guarantee minimum severance even if the executive is terminated for poor performance” (page 8).

RESPONSE

We have revised the disclosure on pages 5-9 of the Schedule 14A in response to the Staff’s comment.

We note, however, with respect to the second bullet that the correct statement in our preliminary proxy statement is “with almost no explanation….” (emphasis added), which already acknowledges the Company’s gave a rationale. In addition, later in that same paragraph we note “the Company’s claims that it is selling non-core assets to redirect its energies to assets with higher-growth potential….” The Committee believes, however, that this is non-specific disclosure, which is the point it makes stating its belief otherwise.

Securities and Exchange Commission <June 6, 2016> Page 4

Why we are soliciting your proxy

Gas Natural’s Performance Has Suffered, page 4

4.	Please provide additional context to your comparisons of income from continuing operation by including a comparison of the full year results for the time periods you present in the proxy statement.

RESPONSE

We have revised the disclosure on page 5 of the Schedule 14A in response to the Staff’s comment.

The Committee’s Solutions to the Problems, page 8

5.	Please elaborate upon all of the initiatives you set forth here to explain how and, if known, when you intend to accomplish these initiatives. For example, explain how you are certain of your ability to reinstate the Company’s dividend to $0.54 annually and the resources you intend to utilize to do this. As another example, elaborate upon what provisions of the Company’s Code of Regulations that you intend to amend to “restore all shareholder rights eliminated by the current Board,” as this suggests that there is more than one provision you intend to amend. In addition, discuss if applicable, the financial consequences of unilaterally terminating employment agreements with executive officers of the Company.

RESPONSE

We have revised the disclosure on pages 9-10 of the Schedule 14A in response to the Staff’s comment.

Proposal One — Election of Directors

The Nominees, page 9

6.	We note your indication that Mr. Osborne is “involved in various transactions with the Company and its affiliates as discussed in Note 18 — Related Party Transactions in the Notes to the Consolidated Financial Statements in the Company’s most recent 10-K and Proxy Statement.” Considering it appears that you are providing this information in response to Items 5(b)(1)(xi) and (xii), we note that the standard for disclosure in the Company’s financial statements differs from the standard set forth in Item 5 of Schedule 14A. In addition, if you are incorporating information from the company’s Form 10-K by reference, you must comply with Instruction D to Schedule 14A. Please revise accordingly.

RESPONSE

The Committee supplementally advises the Staff that as all of the disclosure required by Item 5(b)(xi) and (xii) is included in Gas Natural’s proxy soliciting material, the Committee is omitting it under Rule 14a-5(c). Thus, we have revised the disclosure on page 11 of the Schedule 14A in response to the Staff’s comments. Also with respect to Item 5(b)(xii), please also see our response to Comment 2 whereby the Committee has revised the disclosure to confirm that no other relationships exist.

Securities and Exchange Commission <June 6, 2016> Page 5

We have also revised the heading under which information is referred to under Rule 14a-5(c) to avoid the inference that information is “incorporated by reference” as opposed to being omitted because the information is included in the Company’s proxy soliciting material. Because we are not incorporating any disclosure by reference, as opposed to omitting under Rule 14a-5(c), Instruction D to Schedule 14A does not apply. Please also see our response to Comment 9.

7.	You mention Mr. Profughi’s background “as chief executive officer of an industrial company” as well as “many years of experience owning, acquiring and managing companies in energy and utility related industries” in support for his nomination, however, the description of Mr. Profughi’s work experience does not support these statements. The same comment applies to Mr. Gorman. Please revise or advise.

RESPONSE

We have revised the disclosure on page 12 of the Schedule 14A in response to the Staff’s comment.

Proposal Four — Advisory Vote on Executive Compensation, page 13

8.	Disclosure in this section and on the proxy card indicates that if no direction is indicated with respect to Proposal 4, the proxy will be voted consistent with the recommendation of ISS. This does not appear consistent with the requirement in Exchange Act Rule 14a-4(b)(1). Please revise the disclosure and the proxy card to clarify whether the proxy will be voted for or against Proposal 4 if no direction is indicated.

RESPONSE

We have revised the disclosure on page 15 of the Schedule 14A and on the proxy cared in response to the Staff’s comment.

Additional Information

Incorporation by Reference, page 16

9.	Based on your disclosure, it appears you intend to rely on Rule 14a-5(c) with respect to the information referenced. Please note that we believe reliance upon Rule 14a-5(c) before Gas Natural distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of Gas Natural’s proxy statement, they must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard

RESPONSE

As discussed with the Staff, we intend to distribute our proxy statement once complete even if Gas Natural has not yet distributed its proxy statement. With respect to the record date and meeting logistics, we undertake to provide that material to shareholders supplementally. As further discussed, with respect to all other information omitted in reliance on Rule 14a-5(c), we intend to rely on reference to the material reasonably anticipated to be provided by Gas Natural based on their preliminary proxy statement. If their referenced proxy materials are not sufficient, we will then supplement our proxy materials to provide such information.

Securities and Exchange Commission <June 6, 2016> Page 6

Proxy Card

10.	Refer to Note 5 to the proxy card. Please revise to confirm to the requirements of Exchange Act Rule 14a-4(c)(3) or advise why you believe such discretionary authority is permitted by Regulation 14A.

RESPONSE

We have revised the disclosure on the proxy card in response to the Staff’s comment.

11.	Disclosure under the caption “Appointment of Proxyholder” indicates that the undersigned appoints certain individuals as proxyholder to vote “in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters…” Such language appears to conflict with the language immediately preceding the signature block of the proxy card and is also inconsistent with the requirements of Exchange Act Rule 14a-4(b)(1). Please revise or advise.

RESPONSE

We have revised the disclosure on the proxy card in response to the Staff’s comment.

In connection with the above response, the participants acknowledge that:

•	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission <June 6, 2016> Page 7

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-696-2691.

Very truly yours,

Tucker Ellis LLP

/s/ Christopher J. Hewitt

CJH:ch

cc:	Richard M. Osborne, Sr.
James R. Warren, Esq.